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                                  Exhibit 99-1

March 2, 2001



Thomas J. Crawford
Chairman of the Board & Chief Executive Officer
The York Group, Inc.
8554 Katy Freeway, Suite 200
Houston, Texas  77024

Re:    York Steel Vault Operations Letter of Intent

Dear Tom:

      The purpose of this letter of intent (this "Letter") is to set forth Wilbert, Inc.'s ("Wilbert") nonbinding proposal to acquire The York Group, Inc.'s ("York") steel vault manufacturing operations on the terms and subject to the conditions set forth below.

1.    Purchase of Assets

      a. On the terms and subject to the conditions to be set forth in a definitive, legally binding, written agreement to be negotiated and entered into by Wilbert and York (the "Agreement"), Wilbert proposes to acquire all the assets (except the Note (as defined below), which is addressed separately) related to York steel vault operations as set forth in David F. Beck's correspondence of December 20, 2000, as well as any intellectual property such as trademarks, trade names, patents, and other intangible assets to be further defined (the "Steel Vault Assets"), at a closing (the "Closing") as will be specified in the Agreement. At the Closing, Wilbert would pay a purchase price of $2,200,000.00 in cash for the Steel Vault Assets. This amount would be reduced by any liabilities, such as accounts payable, that Wilbert assumes in order to facilitate the transacti8on (the "Liabilities").

      b. Wilbert will also consider acquiring the promissory note held by York. However, until Wilbert understands the terms and conditions of the Note and is able to evaluate its terms and conditions, Wilbert will be unable to estimate the amount it is willing to pay York for the Note or to determine if Wilbert is willing to acquire it at all.

2. Other Provisions. The Agreement will contain usual and customary representations, warranties, covenants and other agreements on behalf of York, and the Closing will be subject to usual and customary conditions, including without limitation:

      a. obtaining all necessary consents or approvals of governmental bodies, lenders, lessors or other third parties;

      b.    completion  of  Wilbert's  due  diligence   investigation,   which
investigation must be satisfactory to Wilbert in its sole discretion;

      c. confirmation that the financial results of York's steel vault operations for the year ending December 31, 2000 are in line with those indicated in Mr. Beck's correspondence of December 20, 2000;

      d. absence of any material adverse change in the Steel Vault Assets, or any other material adverse events occurring prior to the Closing;

      e. adjustment to the purchase price proposed by Wilbert for changes in working capital and other assets from the October 31, 2000 balance sheet on which Wilbert's offer is based;

      f. development of a mutually acceptable time table for transitioning the business;

      g. absence of pending or threatened litigation regarding the Steel Vault Assets, the Liabilities or the Agreement; and

      h. from the date hereof until the Closing, York will continue to operate its steel vault operations in the ordinary course of business and will dispose of no material Steel Vault Assets prior to the Closing, without Wilbert's specific approval, which will not be unreasonably withheld.

3. Due Diligence. During Wilbert's due diligence investigation, which is expected to last at least 60 days, York will allow Wilbert full access to only York's steel vault operating facilities, and all books and records related to only York's steel vault operations. Wilbert may cause inspections, including environmental or engineering inspections, to be made of York's steel vault operations to determine (i) compliance with applicable law and (ii) the operating condition of the York's steel vault operating facilities. York will cooperate in the performance of these inspections, and will bear the cost of correcting any deficiencies identified by said inspections. Wilbert will deliver to York copies of all such inspections, reports or memos promptly after receipt thereof by Wilbert.

4. Exclusive Dealing. York will not, directly or indirectly, (i) solicit or initiate, directly or indirectly, or encourage submission of inquiries, proposals, or offers from any potential buyer (other than Wilbert) relating to the disposition of the Steel Vault Assets, or (ii) participate in any discussions or negotiations regarding, or furnish to any person any information with respect to the disposition of the Steel Vault Assets.

5. Costs. Except as specifically provided herein or in the Agreement, Wilbert and York will each be solely responsible for and bear all of its own respective expenses (including, without limitation, expenses of legal counsel, accountants and other advisors) incurred at any time in connection with pursuing or consummating the Agreement and the transactions contemplated thereby.

6. Termination. Either party hereto may terminate this Letter upon written notice to the other party if the Agreement is not signed on or before April 2, 2001. Upon such termination, this Letter will have no force and effect and no party will have any further obligations hereunder.

7. Other Matters. In prior discussions, York's representatives indicated their willingness to provide Wilbert's representatives seats on York's board of directors at such time as they no longer consider Wilbert and York to be competitors in the burial vault industry. Your execution of this Letter will serve as a confirmation by York that York's sale of the Steel Vault Assets, to Wilbert or to any other company, will remove that conflict.

     Please sign and date this Letter in the spaces provided below to confirm our mutual understandings and agreements as set forth in this Letter, and return a signed copy to the undersigned in order that we may proceed with negotiation of the Agreement. If we have not received your acknowledged return copy by March 15, 2001, we will assume this proposal has been rejected. Wilbert appreciates the opportunity to acquire York's steel vault operations, as well as the hospitality shown to Wilbert's representatives during their recent visit. Should you have any questions or need further information regarding this matter, please do not hesitate to call me.

                                    Very truly yours,

                                    Wilbert, Inc.

                                    By:    /s/ Curtis J. Zamec
                                          ------------------------
                                    Name: Curtis J. Zamec
                                    Title:      Chairman  and Chief  Executive
Officer

Acknowledged and agreed to:

The York Group, Inc.

By:
      ------------------------
Name:
      ------------------------
Title:
            ------------------------
Date:
      ------------------------

CJZ:bls

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